

SEC Mail
Mail Processing
Section

DEC 23 2008

Washington, DC
109



ธนาคารกสิกรไทย
KASIKORNBANK

Piengchai Pookakupt, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. OS.343/2008

December 22, 2008





08006375

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
JAN 12 2009
THOMSON REUTERS




ธนาคารกสิกรไทย
KASIKORNBANK

Prasarn Trairatvorakul
President

Ref. No TS 044/2008

December 19, 2008

To President
The Stock Exchange of Thailand

Subject: Notification of Issuance and Offering of Subordinated Debentures

KASIKORNBANK Public Company Limited ("the Bank") would like to inform you regarding the issuance and offering of Subordinated Debentures of KASIKORNBANK Public Company Limited No.1/2551 due B.E. 2561 with the issuer's early redemption right ("the Debentures"), the details are as follows:

Issuer:	KASIKORNBANK Public Company Limited
Type of debentures:	Subordinated, unsecured debentures, indicated with debenture holder's name, with a debentureholders' representative
Tenor:	10 years from issue date
Coupon rates:	Fixed interest rates, year 1st to year 3rd interest rate of 5.25% per annum and year 4th to year 7th interest rate of 5.75% per annum and year 8th to year 10th interest rate of 6.50% per annum, payable quarterly
Issue date:	December 19, 2008
Total issuance unit:	17,000,000 units
Total issuance value:	17,000 million Baht
Par value per unit:	1,000 Baht
Offering price per unit :	1,000 Baht




ธนาคารกสิกรไทย
KASIKORNBANK

Prasarn Trairatvorakul
President

Credit rating:	Issue rating of "AA- (tha)" by Fitch Ratings (Thailand) Limited
Offer for sale to:	General investors, high net worth individuals and qualified institutional investors
Debentureholders' representative:	Siam Commercial Bank Public Company Limited
Objective of issuance:	To enhance the Bank's business flexibility and the proceeds received from the issuance can be counted as Tier 2 capital when the Bank has met all requirements according to The Bank of Thailand's regulation.

Please be informed accordingly.

Yours Sincerely,



Piengchai Pookakupt, Ph.D.
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



12g3-2(b) File No.82-4922

Ref No. OS.344/2008

December 22, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



F 24-1

Form to Report on Names of Members and Scope of Work of the Audit Committee

The Board of Directors meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 12/2551 held on December 18, 2008 resolved the meeting's resolutions in the determination/change in the scope of duties and responsibilities of the audit committee with the following details:

1. Review independence of the internal audit function and endorsement of the appointment, transfer and termination of employment of the Internal Audit Head.
2. Select and recommend to the Board the appointment and annual audit fees of the independent auditors. Hold at least one meeting a year with the external auditors without the presence of management.
3. Evaluate the connected transactions, or transactions with possible conflict of interest in relation to compliance with the laws and regulatory requirements in order to ensure transparency of those transactions.
4. Perform other duties as regulated.
5. Summarizing the year's activities giving information or data specified by the Stock Exchange of Thailand for disclosure in the annual report of the Bank.

, the determination/change of which shall take an effect as of December 18, 2008

The audit committee is consisted of:

1. Chairman of the audit committee M.R. Sarisdiguna Kitiyakara remaining term in office 1 year 6 months
2. Member of the audit committee Mr. Somchai Bulsook remaining term in office 1 year 6 months
3. Member of the audit committee Prof. Khunying Suchada Kiranandana remaining term in office 1 year 6 months
4. Member of the audit committee Ms. Elizabeth Sam remaining term in office 1 year 3 months

Secretary of the audit committee Mr. Vasant Chatikavanij

Enclosed hereto is 1 copy of the certificate and biography of the audit committee. The audit committee number 3 has adequate expertise and experience to review creditability of the financial reports.



The audit committee of the company has the scope of duties and responsibilities to the Board of Director on the following matters:

1. Review financial statements on a quarterly, semi-annual and annual basis under consultation with the Bank's Finance and Control Division and external auditors in order to ensure that the financial statements of the Bank are accurate and reliable, and in compliance with accounting standards, laws and standards pertaining to the Bank's operations.
2. Review the adequacy and effectiveness of all risk management processes with risk management unit, in consultation with both internal and external auditors.
3. Oversee the efficiency and independence of risk asset review function.
4. Review the Bank's operations to see that they are in compliance with Securities and Exchange Acts, SET regulations and standards or banking laws and regulations pertaining to banking business.
5. Review the effectiveness and appropriateness of the internal control and audit system, independence of the internal audit function and endorsement of the appointment, transfer and termination of employment of the Internal Audit Head.
6. Review the performance of the external auditors; consider, select and recommend to the Board the appointment and annual audit fees of the independent auditors. Hold at least one meeting a year with the external auditors without the presence of management.
7. Evaluate the connected transactions, or transactions with possible conflict of interest in relation to compliance with the laws and regulatory requirements in order to ensure transparency of those transactions.
8. Consider the disclosure of information on connected transactions, conflicts of interest or certain Bank operations to ensure transparency and appropriateness.
9. Oversee and review complaint or information submitted directly by stakeholders for attention of the Board.
10. Perform other duties as regulated or assigned by the Board as agreed by the Audit Committee.
11. Submit minutes of each Audit Committee Meeting to the Board of Directors, and prepare the annual Audit Committee Report, signed by the Audit Committee Chairman, summarizing the year's activities giving information or data specified by the Stock Exchange of Thailand for disclosure in the annual report of the Bank.
12. Discuss and review with management or outside experts any matters or activities having a bearing on the Board's oversight responsibilities.

13. At least once a year, the Committee will review its Charter and performance over the past year, taking into account any assessment or comments provided by the Chairman of the Board.

The company hereby certifies that

1. The qualifications of the aforementioned members meet all the requirements of the Stock Exchange of Thailand; and
2. The scope of duties and responsibilities of the audit committee as stated above meet all the requirements of the Stock Exchange of Thailand

Signed ....

(Dr. Prasarn Trairatvorakul)

President




ธนาคารกสิกรไทย
KASIKORNBANK

Certificate and Biography of
Director/the Audit Committee Member

Whereas I, Professor Emeritus Khunying Suchada Kiranandana (former name-surname, if any) ...Sereetaranakul..........., have been appointed to be Member of The Audit Committee of the KASIKORNBANK PUBLIC COMPANY LIMITED effective from 28 December 2000, my background and personal information is as follows:

1. Personal Information

1.1 Citizen ID number or passport number 3-1012-00519-73-0

1.2 Nationality (current) Thai Former nationality (if any) -

1.3 Date of birth 15 February 1946 age 62 year(s)

1.4 Current address 8 Soi Prasardsuk, Yenarkard Road, Chongnonsee, Yannawa, Bangkok 10120

1.5 Present occupation / Place of work ....

1.6 Education

Ph.D. (Statistics)	Harvard University, U.S.A.
A.M. (Statistics)	Harvard University, U.S.A
Bachelor of Commerce (First Class Honour)	Chulalongkorn University

1.7 Work experience in the past 5 years (please identify company's name, job title, and relevant B.E. year)

March 2551 - Present	Independent Director, Sermsuk Public Company Limited
2549 - 2551	Member, The National Legistative Assembly
2547 - 2551	Rector, Chulalongkorn University
2542 - 2547	Dean, The Graduate School, Chulalongkorn University

1.8 Offence record subject to or pending action or punishment pursuant to the law in relation to securities and exchange, or derivatives contract, or the law in relation to financial system (please identify B.E. year of incident, accusation, and the trial verdict/punishment None

1.9. Number of shareholding(s) in the company

	Number of shares (Shares)	Percentage of total shares with voting right
I Professor Emeritus Khunying Suchada Kiranandana	1,000	0.000042
Spouse Name-surname Professor Dr. Tianchai Kiranandana Former name and surname (if any)	0	0



EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Minor Children (Name - Surname / Age) 1. ....-.. 2. .... 3.		
Juristic Person(s) as the related persons according to the Notification of the SEC 1. ....-.. 2. .... 3.		

1.10 Number of shares held in the company, its parent company, subsidiary, affiliated company, and other juristic person(s) with potential of conflict of interest of the applicant company or the listed company as of ....-......... (please specify details pursuant to the rules of SEC)

1.10.1 Name of company ....-........................Number of holding shares ....-........ representing ..-..%
of total shares with voting right of the company

1.10.2 Name of company ....Number of holding shares .... representing ...... %
of total shares with voting right of the company

1.10.3 Name of company ....Number of holding shares .... representing ...... %
of total shares with voting right of the company

(Shareholding stated above shall include those shareholdings of related persons under section 258 of the Securities and Exchange Act)

2. I hereby certify to the Stock Exchange of Thailand that I possess qualifications of management or person who has controlling power in accordance with requirements of the Office of Securities and Exchange Commission Re: Permission Application and Permission for Issuance of Newly Issued Shares, and possess all qualifications as prescribed by the Stock Exchange of Thailand.

3. I, holding an office as, (for audit committee only)

◯ Chairman of the audit committee

(/) Member of the audit committee

by the appointment made by the Company's board of directors/shareholders meeting No. 13/2543, held on 28 December 2000 hereby certify further to the Stock Exchange of Thailand as follows:

3.1 I possess all the qualifications of the audit committee as prescribed by the Stock Exchange of Thailand;

3.2 I fully understand the scope of duties and responsibilities in performing duties as and audit committee's member as appointed and stipulated by the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED;





3.3 I fully understand the scope of duties and responsibilities as prescribed by the Stock Exchange of Thailand;

3.4 I

◯ have no ⓘ have (please specify details in 1.6 and 1.7)

adequate expertise and experience to audit creditability of the financial reports.

I hereby certify that any of the aforementioned information provided to the Stock Exchange of Thailand is correct, complete, and represent the truth in all aspects.

This certificate and my biography are provided on

Signed ....

(Professor Emeritus Khunying Suchada Kiranandana)

Title Member of the Audit Committee

END